[GRAPHIC OMITTED GRUPO FINANCIERO GALICIA]

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Pedro A. Richards
Managing Director
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

                 GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL
          RESULTS FOR ITS FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER
                                    31, 2006

(Buenos Aires, Argentina, February 15, 2007) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2006.

NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

     o Net loss for the fiscal year ended December 31, 2006, was Ps. 18.9 million, or Ps. 0.015 per share, equivalent to Ps. 0.150 per ADS, taking into account the average shares outstanding during the fiscal year.

     o During the same period, Banco de Galicia y Buenos Aires S.A. ("the Bank") showed a Ps. 72.2 million adjusted net income, and a Ps. 126.2 million net loss after a Ps.198.4 million loss from adjustments to the valuation of public-sector assets.

     o During this fiscal year and the first days of 2007, the Bank reduced its public sector exposure by $ 7,386 million, a 45.2% reduction, and its debt with the Central Bank by $ 7,319 million, an 85.0% reduction compared with the amount at December 31, 2005.

NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2006

     o Net loss for the quarter ended December 31, 2006, was Ps. 92.2 million, or Ps. 0.074 per share, equivalent to Ps. 0.740 per ADS.

     o This loss was mainly due to the loss derived from our interest in the Bank (Ps. 102.0 million), the financial income net of administrative expenses (Ps. 5.9 million) the deferred tax adjustment in the Bank's subsidiaries (Ps. 3.5 million), the income generated by the sale of GFG shares owned by the Bank and the income tax charge (Ps. 2.3 million).

     o The Bank showed a Ps.25.1 million adjusted net income compared to a Ps. 18.5 million adjusted net loss for the same quarter of FY 2005. Considering a Ps.134.0 million loss from adjustments to the valuation of public-sector assets, the Bank showed a Ps. 108.9 net loss during this quarter.

     o The table below shows results per share information, based on Grupo Galicia's financial statements.

                                                                    In pesos
                                           ----------------------------------------------------------
                                             FY 2006        FY 2005        TWELVE MONTHS ENDED AT:
                                           -----------    -----------   -----------------------------
                                               4 Q            4 Q
EARNINGS PER SHARE                           12/31/06       12/31/05        12/31/06       12/31/05
---------------------------------------    -----------    -----------   -------------    ------------
Total Average Shares (in thousands)          1,241,207      1,241,407       1,240,932       1,241,407
Total Shares Outstanding (in thousands)      1,241,407      1,241,407       1,241,407       1,241,407
  Book Value per Share                           1.296          1.310           1.296           1.310
  Book Value per ADS (*)                        12.960         13.100          12.960          13.100
  Earnings per Share                            (0.074)         0.022          (0.015)          0.086
  Earnings per ADS (*)                          (0.740)         0.220          (0.150)          0.860

(*) 1 ADS = 10 ordinary shares

     o Grupo Galicia's fourth quarter net income represents an annualized return of (1.45)% on average assets and of (22.23)% on average shareholders' equity.

                                                                         Percentages
                                           ----------------------------------------------------------
                                             FY 2006        FY 2005        TWELVE MONTHS ENDED AT:
                                           -----------    -----------   -----------------------------
                                               4 Q            4 Q
PROFITABILITY                                12/31/06       12/31/05        12/31/06       12/31/05
---------------------------------------    -----------    -----------   -------------    ------------
Return on Average Assets (*)                     (1.45)          0.54          0.0004            0.59
Return on Average Shareholders
 Equity (*)                                     (22.23)          6.82           (1.15)           6.83

(*) Annualized.


     o The table below shows Grupo Financiero Galicia's income statement for fiscal year 2006, on a non consolidated basis, that includes the elimination of the transactions with the controlled companies.

                                          In millions of pesos
                                      ----------------------------
                                         TWELVE MONTHS ENDED AT
                                      ----------------------------
                                        12/31/06        12/31/05
                                      ------------    ------------
Income from equity investments               (81.2)          215.5
Administrative expenses                      (11.9)          (16.8)
Net other income                               1.6          (133.8)
Net financial income                         118.2             9.9
Income tax                                   (45.6)           32.4
Net income for the year                      (18.9)          107.2

NET INCOME BY BUSINESS

     o The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     o The goodwill generated by the purchase of the shares of Galicia Warrants and Sudamericana Holding were fully depreciated in July and August 2006 respectively. The depreciation charges up to those dates were included in the "Income from stake" in said companies.

     o The "Deferred Tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries, according to the deferred tax method. This adjustment was not made in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

     o The "Adjustment of treasury shares" includes the result generated by the sale of GFG shares owned by the Bank due to the liquidation of a financial trust.

     o The "Other Income GFG" line includes the financial income from GFG holdings of negotiable obligations issued by the Bank, net of administrative expenses.

                                                                          in millions of pesos
                                                           --------------------------------------------------
NET INCOME BY BUSINESS                                           FY 2006            TWELVE MONTHS ENDED AT
                                                           ------------------    ----------------------------
                                                            4TH.Q      3RD.Q       12/31/06        12/31/05
                                                           -------    -------    ------------    ------------
Income from stake in Banco Galicia (93.6)%                  (102.0)       8.3          (118.1)          178.7
Income from stake in Net Investment (87.5)%                   (0.1)         -            (0.7)           (1.0)
Income from stake in Sudamericana Holding (87.5)%              0.4        2.4             7.4             7.5
Income from stake in Galicia Warrants (87.5)%                 (0.1)       0.4             0.5            (0.2)
Income from stake in Galval (100)%                               -        0.2             1.0            (0.3)
Deferred tax adjustment in Banco Galicia's subsidiaries        3.5        1.4             9.3            (0.5)
Adjustment of treasury shares                                  2.5          -            (0.6)              -
Other Income GFG                                               5.9       32.1           128.0          (109.4)
Income tax                                                    (2.3)     (11.6)          (45.7)           32.4

Net Income for the period                                    (92.2)      33.2           (18.9)          107.2

SHAREHOLDERS' MEETING

     o On October 11, 2006 the Company celebrated a Shareholders' Meeting which authorized Grupo to approve an increase of up to 100 million shares in the capital stock of its principal subsidiary, the Bank. The Board of Directors was authorized to exercise the preemptive and accretion rights either totally or partially and to subscribe the capital increase.

CONFERENCE CALL

On Tuesday, February 20 at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 457-2645

If you are unable to participate in the call, a replay will be available from Tuesday, February 20, 2007 at 2:00 P.M. Eastern Standard Time until Friday, February 23, 2007 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 2402627.

--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                               In millions of pesos
                                                          --------------------------------------------------------------
                                                           12/31/06     09/30/06     06/30/06     03/31/06     12/31/05
                                                          ----------   ----------   ----------   ----------   ----------
CASH AND DUE FROM BANKS                                      2,294.8      1,629.4      1,334.9      1,244.7      1,041.2
GOVERNMENT AND CORPORATE SECURITIES                          3,188.6      3,456.4      4,241.5      4,168.2      5,971.8
LOANS                                                       10,514.6     11,149.7     10,761.0     10,285.2     10,555.2
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                                   5,442.0      7,187.0      6,166.8      6,647.5      6,162.4
EQUITY IN OTHER COMPANIES                                       35.6         64.4         63.1         74.2         85.1
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                                       1,264.2      1,229.9      1,200.2      1,181.3      1,173.7
OTHER ASSETS                                                   894.4        731.7        741.4        742.1        646.3
TOTAL ASSETS                                                23,634.2     25,448.5     24,508.9     24,343.2     25,635.7

DEPOSITS                                                    10,779.4     10,412.7      9,703.3      8,930.3      8,421.7
- Non-Financial Government Sector                               63.9         62.7         66.0         59.9         90.3
- Financial Sector                                             154.3        199.3        315.3          4.9          6.2
- Non-Financial Private Sector and Residents Abroad         10,561.2     10,150.7      9,322.0      8,865.5      8,325.2
  - Current Accounts                                         1,982.8      1,790.9      1,754.6      1,606.3      1,639.8
  - Savings Accounts                                         2,442.9      2,367.8      2,307.7      2,293.0      2,211.4
  - Time Deposits                                            5,789.3      5,638.0      4,915.9      4,650.9      4,186.0
  - Investment Accounts                                          4.0          4.0          0.1          0.1          0.2
  - Other                                                      211.3        222.7        206.4        193.4        192.6
  - Accrued interest and quotation diferences payable          130.9        127.3        137.3        121.8         95.2

OTHER BANKS AND INTERNATIONAL ENTITIES                       1,125.3      1,136.7        999.9      1,097.0        982.5
NEGOTIABLE OBLIGATIONS                                       3,587.0      3,294.7      3,572.0      3,502.3      3,483.5
OTHER LIABILITIES                                            6,366.8      8,746.4      8,416.1      9,056.0     10,975.7
MINORITY INTERESTS                                             167.2        157.9        150.7        145.1        145.5
TOTAL LIABILITIES                                           22,025.7     23,748.4     22,842.0     22,730.7     24,008.9
SHAREHOLDERS' EQUITY                                         1,608.5      1,700.1      1,666.9      1,612.5      1,626.8

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                                     2.57         2.09         1.94         2.90         3.13
Wholesale Price Index (%) (**)                                  0.68         1.29         2.58         2.30         2.37
C.E.R. (%) (**)                                                 2.46         1.65         2.65         2.96         3.04
Exchange Rate ($/U$S) (***)                                   3.0695       3.1043       3.0848       3.0808       3.0315

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**) Variation within the quarter.
(***)Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 -
     Reference Exchange Rate

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                               In millions of pesos
                                                          --------------------------------------------------------------
QUARTER ENDED:                                             12/31/06     09/30/06     06/30/06     03/31/06     12/31/05
-------------------------------------------------------   ----------   ----------   ----------   ----------   ----------
FINANCIAL INCOME                                               428.7        534.3        631.6        655.2        679.0
- Interest on Cash and Due From Bank                             0.9          0.0          0.0          0.0          0.0
- Interest on Loans to the Financial Sector                      1.0          0.6          0.7          0.6          0.6
- Interest on Overdrafts                                        21.0         20.6         15.9         12.2         11.6
- Interest on Notes                                             58.1         51.5         48.2         42.8         33.6
- Interest on Mortgage Loans                                    20.3         19.0         16.2         14.5         14.1
- Interest on Pledge Loans                                       2.2          2.0          4.1          3.8          3.3
- Interest on Credit Card loans                                 89.6         65.2         65.4         60.9         61.6
- Interest on Other Loans                                       36.5         27.1         22.5         19.7         14.4
- Net Income from Government and Corporate Securities          (66.4)        86.6        154.2         86.8        126.6
- On Other Receivables Resulting from Financial
   Brokerage                                                    34.7         48.2         45.0         44.0         45.6
- Net Income from Guaranteed Loans-Decree 1387/01               46.6         51.9         43.5         52.8         54.1
- Adjustment by application of adjusting index                 149.5        121.4        181.6        277.6        275.7
- Other                                                         34.7         40.2         34.3         39.5         37.8

FINANCIAL EXPENSES                                             442.7        427.9        453.1        547.9        496.4
- Interest on Demand Accounts Deposits                           4.2          5.1          5.4          6.3          4.6
- Interest on Saving Accounts Deposits                           1.2          1.2          1.0          0.7          1.1
- Interest on Time Deposits                                    106.5         89.0         66.1         51.4         46.1
- Interest on Loans from Financial Sector                        1.4          1.1          1.4          1.6          1.7
- For other Liabilities resulting from Financial
   Brokerage                                                    86.7         75.8         80.6         83.4         71.6
- Other interest                                                60.8         77.7         59.2         77.8         84.2
- Adjustment by application of adjusting index                 126.7        121.8        182.3        266.9        264.7
- Other                                                         55.2         56.2         57.1         59.8         22.4

GROSS BROKERAGE MARGIN                                         (14.0)       106.4        178.5        107.3        182.6
PROVISIONS FOR LOAN LOSSES                                      26.3         20.6         34.5         29.5         21.2
INCOME FROM SERVICES, NET                                      192.8        173.6        158.6        147.0        143.3

ADMINISTRATIVE EXPENSES                                        278.3        253.4        227.1        215.7        222.1
- Personnel Expenses                                           146.3        128.6        124.3        107.4        108.9
- Directors' and Syndics' Fees                                   2.0          1.8          1.2          1.0          1.8
- Other Fees                                                     9.9          9.5          9.7          7.0         10.8
- Advertising and Publicity                                     26.0         25.3         12.3         20.9         21.0
- Taxes                                                         15.0         13.1         11.2         11.2         11.4
- Other Operating Expenses                                      58.1         55.1         51.9         51.9         51.7
- Other                                                         21.0         20.0         16.5         16.3         16.5

MINORITY INTEREST                                               (1.3)        (7.3)        (6.7)        (3.7)        (6.2)
INCOME FROM EQUITY INVESTMENTS                                  (1.2)         2.6         (9.9)        (5.9)         1.2
NET OTHER INCOME                                                49.6         57.1         32.3          4.9        (35.2)
INCOME TAX                                                      13.5         25.2         36.8         18.7         14.9
NET INCOME                                                     (92.2)        33.2         54.4        (14.3)        27.5

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                               In millions of pesos
                                                             -----------------------
TWELVE MONTHS ENDED AT:                                       12/31/06     12/31/05
----------------------------------------------------------   ----------   ----------
FINANCIAL INCOME                                                2,249.8      2,398.6
- Interest on Cash and Due From Bank                                0.9          0.0
- Interest on Loans to the Financial Sector                         2.9          2.8
- Interest on Overdrafts                                           69.7         40.0
- Interest on Notes                                               200.6        119.0
- Interest on Mortgage Loans                                       70.0         74.1
- Interest on Pledge Loans                                         12.1         10.8
- Interest on Credit Card loans                                   281.1        222.7
- Interest on Other Loans                                         105.8         35.7
- Net Income from Government and Corporate Securities             261.2        333.1
- On Other Receivables Resulting from Financial Brokerage         171.9        165.9
- Net Income from Guaranteed Loans-Decree 1387/01                 194.8        203.5
- Adjustment by application of adjusting index                    730.1      1,091.8
- Other                                                           148.7         99.2

FINANCIAL EXPENSES                                              1,871.6      1,845.9
- Interest on Demand Accounts Deposits                             21.0         15.3
- Interest on Saving Accounts Deposits                              4.1          4.6
- Interest on Time Deposits                                       313.0        142.0
- Interest on Loans from Financial Sector                           5.5          4.6
- For other Liabilities resulting from Financial Brokerage        326.5        269.3
- Other interest                                                  275.5        334.4
- Adjustment by application of adjusting index                    697.7      1,006.8
- Other                                                           228.3         68.9

GROSS BROKERAGE MARGIN                                            378.2        552.7
PROVISIONS FOR LOAN LOSSES                                        110.9         76.7
INCOME FROM SERVICES, NET                                         672.0        523.7

ADMINISTRATIVE EXPENSES                                           974.5        781.0
- Personnel Expenses                                              506.6        392.3
- Directors' and Syndics' Fees                                      6.0          5.8
- Other Fees                                                       36.1         32.3
- Advertising and Publicity                                        84.5         68.1
- Taxes                                                            50.5         37.3
- Other Operating Expenses                                        217.0        187.2
- Other                                                            73.8         58.0

MINORITY INTEREST                                                 (19.0)       (34.6)
INCOME FROM EQUITY INVESTMENTS                                    (14.4)         6.7
NET OTHER   INCOME                                                143.9        (64.3)
INCOME TAX                                                         94.2         19.3
NET INCOME                                                        (18.9)       107.2

(*)  Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 -
      Law 19550).